UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Norcraft Companies, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

65557Y105

(CUSIP Number)

Robert K. Biggart

Senior Vice President, General Counsel and Secretary

Fortune Brands Home & Security, Inc.

520 Lake Cook Road

Deerfield, Illinois 60015

(847) 484-4400

With copies to:

R. Scott Falk, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 65557Y105	Page 2 of 6

1	Name of reporting person: Fortune Brands Home & Security, Inc.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,586,377 (1)
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person: 10,586,377 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 53.6% (1)
14	Type of reporting person (see instructions): CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of the Initial 13D (as defined below) and this Schedule 13 D/A. Neither the filing of the Initial 13D or this Schedule 13D/A nor any of their contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on, as of March 30, 2015, (i) 17,311,573 shares of Common Stock outstanding and (ii) 2,426,167 units (“LLC Units”) of Norcraft Companies, LLC, a subsidiary of the Issuer, which LLC Units are convertible to shares of Common Stock on a one-to-one basis pursuant to an exchange agreement between the holders thereof and Issuer.

13D/A

CUSIP No. 65557Y105	Page 3 of 6

1	Name of reporting person: Tahiti Acquisition Corp.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,586,377 (1)
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person: 10,586,377 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 53.6% (1)
14	Type of reporting person (see instructions): CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of the Initial 13D (as defined below) and this Schedule 13 D/A. Neither the filing of the Initial 13D or this Schedule 13D/A nor any of their contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on, as of March 30, 2015, (i) 17,311,573 shares of Common Stock outstanding and (ii) 2,426,167 units (“LLC Units”) of Norcraft Companies, LLC, a subsidiary of the Issuer, which LLC Units are convertible to shares of Common Stock of the Issuer on a one-to-one basis pursuant to an exchange agreement between the holders thereof and Issuer.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Initial 13D”) previously filed on behalf of Fortune Brands Home & Security, Inc. (“Parent”), a Delaware corporation, and Tahiti Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Parent (collectively hereinafter referred to as the “Reporting Persons”) on April 7, 2015, relating to the common stock, $0.01 par value per share (“Shares”), of Norcraft Companies, Inc., a Delaware corporation (the “Issuer”).

In connection with entry into the Merger Agreement, certain funds and persons associated with Mark Buller, Saunders, Karp & Megrue and Trimaran Capital Partners (“Trimaran”) which own directly or have the right to acquire, pursuant to certain exchange arrangements, an aggregate of 8,950,064 Shares and 1,636,313 LLC Units, or approximately 53.6% of the issued and outstanding Shares as of March 30, 2015 (including LLC Units but excluding options), have entered into tender and support agreements (each, a “Support Agreement”) pursuant to which they have committed to tender their Shares into the tender offer and otherwise support the proposed transactions contemplated by the Merger Agreement.

On April 13, 2015, Parent, Purchaser and certain entities associated with Trimaran entered into an amended and restated Support Agreement to correct a clerical error with respect to the name of one of the Trimaran entities set forth on Schedule I to the original Support Agreement. In particular, the Trimaran entity CIBC Capital Corporation set forth on Schedule I to the original Support Agreement has been revised to state the correct Trimaran entity, BTO Trimaran L.P., which is set forth on Schedule I to the Amended and Restated Support Agreement.

Except as otherwise provided in this Amendment, each Item of the Reporting Persons’ initial beneficial ownership statement on the Initial 13D remains unchanged.

Item 2.	Identity and Background

The disclosure previously provided in Item 2 of the Initial 13D is hereby incorporated into Item 2 of this Amendment by reference with respect to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure previously provided in Item 3 of the Initial 13D is hereby incorporated into Item 3 of this Amendment by reference and amended to include the following additional disclosure:

On April 13, 2015, Parent, Purchaser and certain entities associated with Trimaran entered into an amended and restated Support Agreement to correct a clerical error with respect to the name of one of the Trimaran entities set forth on Schedule I to the original Support Agreement. In particular, the Trimaran entity CIBC Capital Corporation set forth on Schedule I to the original Support Agreement has been revised to state the correct Trimaran entity, BTO Trimaran L.P., which is set forth on Schedule I to the Amended and Restated Support Agreement.

The foregoing description of the Amended and Restated Support Agreement is qualified in its entirety by reference to the full terms of the Amended and Restated Support Agreement, which is included as Exhibit 99.6 and is incorporated herein by reference.

Item 4.	Purpose of Transaction

The disclosure previously provided in Item 4 of the Initial 13D is hereby incorporated into Item 4 of this Amendment by reference.

Item 5.	Interest in Securities of the Issuer

The disclosure previously provided in Item 5(a) – (e) of the Initial 13D is hereby incorporated into Item 5 of this Amendment by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure previously provided in Item 6 of the Initial 13D is hereby incorporated into Item 6 of this Amendment by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of April 7, 2015, by and among each of the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Initial Schedule 13D of Fortune Brands Home & Security, Inc. filed April 7, 2015.

Exhibit 99.2	Agreement and Plan of Merger, dated as of March 30, 2015, by and among Norcraft Companies, Inc., Fortune Brands Home & Security, Inc. and Tahiti Acquisition Corp., incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Fortune Brands Home & Security, Inc. filed March 30, 2015.

Exhibit 99.3	Tender and Support Agreement (Buller Family), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein, incorporated by reference to Exhibit 99.3 to the Initial Schedule 13D of Fortune Brands Home & Security, Inc. filed April 7, 2015.

Exhibit 99.4	Tender and Support Agreement (SKM), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein, incorporated by reference to Exhibit 99.4 to the Initial Schedule 13D of Fortune Brands Home & Security, Inc. filed April 7, 2015.

Exhibit 99.5	Tender and Support Agreement (Trimaran), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein, incorporated by reference to Exhibit 99.5 to the Initial Schedule 13D of Fortune Brands Home & Security, Inc. filed April 7, 2015.

Exhibit 99.6	Amended and Restated Tender and Support Agreement (Trimaran), dated as of April 13, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein, incorporated by reference to Exhibit (d)(6) to the Schedule TO of Fortune Brands Home & Security, Inc. filed April 14, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2015

FORTUNE BRANDS HOME & SECURITY, INC.

By:	/s/ Robert K. Biggart
Name:	Robert K. Biggart
Title:	Senior VP, General Counsel & Secretary

TAHITI ACQUISITION CORP.

By:	/s/ Robert K. Biggart
Name:	Robert K. Biggart
Title:	VP & Assist. Secretary